UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE:

Farmmi, Inc. (the “Company”) is filing this Report on Form 6-K to report the final results for the votes for its annual meeting of shareholders for the fiscal year ended September 30, 2025 (the “Annual Meeting”). At the Annual Meeting held on May 28, 2026, a quorum was present and four proposals were submitted to and approved by the shareholders. The proposals were described in detail in the Company’s proxy statement filed with the U.S. Securities and Exchange Commission on May 6, 2026. The final results for the votes regarding each proposal are set forth below.

1. Ordinary Resolution THAT the following nominees be reelected as directors of the Company, each to serve until the next annual general meeting or until their successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Against	Abstained
Yefang Zhang	5,849,429	4,896	826
Chenyang Wang	5,849,468	4,860	822
Qinyi Fu	5,849,451	4,878	822
Hongdao Qian	5,849,415	4,914	822
Hui Ruan	5,848,811	5,518	822

2. Ordinary Resolution THAT the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026 be ratified and approved. The votes regarding this proposal were as follows:

For	Against	Abstained
5,851,491	3,385	275

3. Ordinary Resolution THAT the number of directors serving on the Board of Directors of the Company be increased from five directors to seven directors. The votes regarding this proposal were as follows:

For	Against	Abstained
5,848,613	4,659	1,878

4. Ordinary Resolution THAT share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-two-hundred-fifty (250) (the “Range”) be effected, with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the Board of the Company in its sole discretion. The votes regarding this proposal were as follows:

For	Against	Abstained
5,844,977	9,959	214

 5. Such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
5,848,019	6,400	707

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: May 29, 2026	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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